
parmalat

Office of International Corporat[redacted]
Division of Corporation Finance
Securities and Exchange Commi
100 F Street, NE
Washington, D.C. 20549


06014435

Collecchio, May 31, 2006

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

Enclosures

dlo 6/16



PRESS RELEASE

Brazilian Operations

Parmalat SpA informs that the general meeting of creditors of Parmalat Brasil Industria de Alimentos S.A.'s ("PA") has approved on May 26th, 2006, certain amendments to the Restructuring Plan (the "Plan"), as communicated in the press release issued on January 11th, 2006.

Such amendments include:

- Authorization of the subscription by Laep Capital LLC ("Laep") of PA's capital increase. As a result, Laep will hold a majority shareholding of 98.5% of PA's share capital. Parmalat group has waived its pre-emption rights to the newly issued shares.

- Sale by PA to Perdigão Agroindustrial SA ("Perdigão") of the controlling stockholding in Batavia SA, and of the bakery division and the production plant of Guaranhus (in the State of Pernambuco).

- Trademark license agreement between Parmalat SpA and Batavia.

The amendments to the Plan are subject to approval by the Court of Sao Paulo. Upon completion of the procedure, the control of the Parmalat Group over PA will cease.

Collecchio (Pr), May 31st, 2006

Parmalat S.p.A.

Company contact:
e-mail: affari.societari@parmalat.net


parmalat
RECEIVED
2006 JUN 15 P 1:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

Amendement to the Press Release issued on May 12, 2006

Parmalat S.p.A. announces that, due to a merely material mistake, the Press Release issued today did not indicate the date of the 2006 half-year results' approval.

With reference to the latter, Parmalat S.p.A. informs that the 2006 half-year results' approval is scheduled for September 13, 2006.

Parmalat S.p.A.

Collecchio, 12 May 2006

Company contact:
e-mail: affari.societari@parmalat.net



PRESS RELEASE

The Board of Directors Approves the Quarterly Report at 31 March 2006

- **Consolidated revenues increase to 953.2 million euros (+9.8%)**
- **Consolidated EBITDA up (18.4%)**
- **Consolidated net financial position in line with expectations**

Parmalat S.p.A. announces that its Board of Directors met today under the chairmanship of Raffaele Picella and approved the Quarterly Report at 31 March 2006, which shows an improvement in the Group's operating performance.

Group

Consolidated net revenues increased to 953.2 million euros in the first quarter of 2006, or 9.8% more than the 868 million euros booked in the same period last year (restated pro forma data).

EBITDA grew by 18.4% to 73.2 million euros, compared with 61.8 million euros in the first three months of 2005 (restated pro forma data). The ratio of EBITDA to net revenues also improved, rising from 7.1% in first quarter 2005 to 7.7% in 2006.

This positive performance reflects the Group's overall success in achieving the Plan's objectives — shifting the product mix towards greater value added items, cutting costs and increasing manufacturing and distribution efficiency — despite the particularly complex and competitive environment that prevailed in some markets and the weakening in consumer demand that occurred in others.

The table below shows a breakdown of the data by country:



(in millions of euros)	First quarter of 2005			First quarter of 2006		
	Net revenues	EBITDA	as a % of net revenues	Net revenues	EBITDA	as a % of net revenues
Italy	276.6	25.7	*9.3*	286.7	25.2	*8.8*
Canada	282.7	17.7	*6.3*	301.6	19.7	*6.5*
Australia	88.0	5.9	*6.7*	111.1	8.2	*7.4*
Africa (consolidated)	71.7	6.9	*9.6*	91.6	9.9	*10.8*
Spain	49.5	3.1	*6.2*	45.8	0.5	*1.0*
Portugal	19.4	1.3	*6.8*	16.6	1.3	*8.0*
Russia	9.1	0.9	*9.4*	12.8	1.6	*12.9*
Romania	2.1	0.4	*17.0*	2.5	0.8	*31.1*
Nicaragua	5.9	0.6	*9.3*	6.5	0.7	*10.0*
Cuba	0.1	0.0	*35.4*	2.2	0.9	*38.8*
Venezuela	35.5	3.3	*9.3*	43.5	6.9	*15.9*
Ecuador	0.0	(0.2)	*n.s.*	0.2	(0.1)	*n.s.*
Colombia	21.7	2.4	*10.9*	29.5	3.0	*10.3*
Others *	5.8	(6.1)	*n.s.*	2.7	(5.5)	*n.s.*
Group	**868.0**	**61.8**	***7.1***	**953.2**	**73.2**	**7.7**

In Italy, first quarter revenues were 3.7% higher than in the first three months of 2005. However, at 25.2 million euros, EBITDA was slightly lower than in the same period last year (25.7 million euros). The ratio of EBITDA to net revenues was 8.8% (0.5 percentage points less than a year earlier).

In an environment characterized by flat consumer demand, Parmalat's Italian operations saw solid growth in the area of health and wellness products, tougher conditions in the yogurt segment and costs of distribution that were not streamlined yet as the restructuring is currently under way.

In Canada, revenues totalled 301.6 million euros in the first quarter of 2006, with a gain of 6.7% over the same period a year earlier (282.7 million euros). EBITDA increased by 2.1 million euros, rising from 17.7 million euros in the first quarter of 2005 to 19.7 million euros for the three months to the end of March 2006. The ratio of EBITDA to net revenues was 6.5% (6.3% in the first quarter 2005).

These results were achieved even though there were fewer business days available for deliveries and billing this year (one week less) than in the first quarter of last year. This was more than offset by a favorable shift in pricing and product mix, a strong performance in the fermented products segment and the appreciation of the Canadian dollar versus the euro.

In Australia, revenues increased to 111.1 million euros in the first quarter of 2006, a gain of 26.3% compared with the same period last year (88.0 million euros). EBITDA, which was up by 2.3 million euros (from 5.9 million euros to 8.2 million euros), was equal to 7.4% of net revenues.

A sharp rise in unit sales is the main reason for these improved results.

In Africa, first quarter revenues were significantly ahead of last year, rising to 91.6 million euros, 27.8% up on the 71.7 million euros booked in the first three months of 2005. As a result, EBITDA improved to 9.9 million euros, equal to 10.8% of net revenues (+1.2 percentage points compared to the previous year).



An increase in unit sales, driven by the rapidly expanding South African economy, is the principal driver of these improved results.

The Group's operations in the other countries performed well compared with the previous year, particularly in South America (Colombia and Venezuela). The exception was in Spain where unresolved difficulties impacted the performance.

At 31 March 2006, the Group's net **financial position** showed indebtedness of 367.4 million euros, virtually unchanged from the end of 2005, when its indebtedness totaled 369.3 million euros. The Group's operations generated cash flow of 35.3 million euros in the first quarter of 2006, which was used in part to fund the increase in working capital requirements that resulted from the rise in business volumes. Extraordinary items included the payment of 62.4 million euros in preferential and prededuction claims and the collection of the first installment (45 million euros) of the purchase price of a building sold by Clesa S.A. in Madrid.

Parmalat S.p.A.

Net revenues totalled 249 million euros in the first quarter of 2006, for a gain of 3.5% over the 240.5 million euros reported in the same period last year (restated pro forma data).

EBITDA grew to 17.4 million euros, or 3.4 million euros more than the 14 million euros earned in the first three months of 2005 (restated pro forma data). The ratio of EBITDA to net revenues increased by 1.2 percentage points, rising from 5.8% in the first quarter of 2005 to 7.0% this year.

These improved results were made possible by a reduction in distribution costs, a higher preponderance of items with a high value added in the sales mix and a decrease in holding company costs.

At 31 March 2006, the Company's **financial position** shows net financial assets of 277 million euros, down from 324.5 million euros at 31 December 2005. The main reason for this decrease is the payment of 62.4 million euros in preferential and prededuction claims that were due on 31 March 2006.

Outlook for the Group's Operations

For the year as a whole, given the results achieved in the first quarter, the Company expects to report higher EBITDA and net profit than in 2005, while maintaining its net financial position at its current level.

The quarterly data will be filed today, after 4:00 PM, at the Company's registered office, located at 26 Via Oreste Grassi, in Collecchio (PR), and at the office of Borsa Italiana S.p.A., where they will be available upon request. They may also be consulted at the Company website: www.parmalat.com

This Quarterly Report is unaudited.

* * * * *


parmalat

Share Capital and Bylaws

The Board of Directors, not having achieved the quorum required to hold the Extraordinary Shareholders' Meeting that had been convened on 29 April 2006 on the third call to (i) amend the Bylaws to comply with the provisions of Law No. 262/05 on the matter of the Officer responsible for preparing accounting documents and (ii) approve a share capital increase of 15,000,000 euros reserved for the conversion of warrants, adopted the following resolutions:

- By virtue of the authority it holds pursuant to Article 17 of the Bylaws, it amended the Bylaws by adding Article 20 *bis* "Officer Responsible for Preparing Corporate Accounting Documents," which reads as follows: "The Board of Directors, which must request the prior opinion of the Board of Statutory Auditors, shall be responsible for appointing an executive with responsibility for preparing corporate accounting documents, as required by Article 154 *bis* of the Uniform Financial Code (Legislative Decree No. 58/98).
- The motion to increase the Company's share capital submitted to the abovementioned Shareholders' Meeting will be submitted to a future Shareholders' Meeting. Meanwhile, any obligation to issue shares further to requests to convert warrants will be met by drawing from surplus reserves currently available from other "permeable" capital-increase tranches approved in the past, which total amount is 2,010,087,908 euros in comparison to a subscribed and paid up capital of € 1.631,999,081.

Calendar of Board Meetings in 2006

The Board of Directors agreed to amend the calendar of Board meetings scheduled for 2006 in order to approve the First Half Year Report at an earlier date. The meeting in question will now be held on xx September 2006, instead of 29 September 2006, as previously announced.

******

On May 15, 2006 a conference call will be held, all details are available on Parmalat web site www.parmalat.com under the heading "parmalat presentation"

Parmalat S.p.A.

Collecchio, 12 May 2006

Company contact:
e-mail: affari.societari@parmalat.net


parmalat


RECEIVED
2006 JUN 15 P 2:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

Progress report on the implementation of corrective actions taken to upgrade the management control system of Parmalat S.p.A.

According to the provisions of the Prospectus, chapter XII, paragraph 12.2, Parmalat S.p.A. announces that Reply S.p.A., company in charge for the purpose of assessing the progress made in implementing this project, in a letter dated May 8, 2006, indicated that all the actions planned to upgrade the Company's management control system have been implemented.

Collecchio (Pr), 8 May 2006

Parmalat S.p.A.

Corporate contacts
e-mail: affari.societari@parmalat.net


Reply

ATTACHMENT

Corrective actions were divided into three macro areas:

- Corrective actions regarding **adequacy** of the Management Control System
- Corrective actions regarding **reliability** of the Management Control System
- **Other corrective actions** that the Company has independently chosen to undertake with respect to "Organisation and processes"

For each such area, the percentage of progress for such action is presented below.

1. **Corrective actions regarding adequacy of the Management Control System** *(total progress: 100%)*

   1.1 Introduction of a **minimum set of new indicators**, not only economic-financial, by means of definition of "harmonisation rules" to introduce, at the Corporate level as well as SBU level, a number of KPI indicated in the QMAT with initial implementation of a base set of KPI *(progress: 100%).*

   1.2 Introduction of indicators and **Program Management logic** to monitor the progress of key actions by defining a minimum set of advanced operative indicators aimed at monitoring the main impacts of actions undertaken according to *Program Management* logic *(progress: 100%).*

   1.3 Definition of **organisational logic for harmonisation and coordination** (for purposes of reducing ambiguity and inconsistency), by identifying a main "manager" of harmonisation rules (to guarantee semantic consistency of indicators) and organising its tasks into procedures *(progress: 100%).*

2. **Corrective actions regarding reliability of the Management Control System** *(total progress: 100%)*

   2.1 Actions regarding **processes and procedures**, such as the definition of guidelines for the Group Management Control System (MCS) (net of the Transfer Price), by defining harmonisation logic and a model to collect and network reporting and planning data in order to obtain a homogeneous and shared representation at Group level as well as a more checkable Management Control System *(progress: 100%).*

   2.2 Actions regarding **information technology**, such as an assessment of data systems by dimensioning IT risk and defining operative control points in order to guarantee the reliability of data *(progress: 100%).*

3. **Other corrective actions that the Company has independently chosen to undertake with respect to "Organisation and processes"** in the context of the newly-formed Assumptor, i.e.:

   - design of a governance model and new corporate organisation charts
   - creation of centralised coordination structures
   - review of main operative processes.*(total progress: 100%)*

ATTACHMENT 3H(•)

Notice of changes of administrative and supervisory offices and of managing director

RECEIVED
2: 40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 100

LISTED COMPANY: **PARMALAT S.p.A.**

ADMINISTRATIVE AND SUPERVISORY MODEL ADOPTED: A **(1)**

NAME	CHANGE (2)	EVENT (3)	DATE OF EVENT (4)	EFFECTIVE DATE OF EVENT (5)	ROLE OR SPECIAL DUTIES CONFERRED IN LISTED COMPANY (6)	EXPIRATION DATE (7)
ENRICO BONDI	**A**	**A**	08Nov2005	15 Nov2005	**F**	31Dec2007
VITTORIO MINCATO	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
RAFFAELE PICELLA	**A**	**A**	08Nov2005	15 Nov2005	**C**	31Dec2007
MARCO DE BENEDETTI	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
PIERGIORGIO ALBERTI	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
ANDREA GUERRA	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
CARLO SECCHI	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
MASSIMO CONFORTINI	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
MARZIO SAA'	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
ERDER MINGOLI	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
FERDINANDO SUPERTI FURGA	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
ALESSANDRO DOLCETTI	**A**	**A**	08Nov2005	15 Nov2005	**L**	31Dec2007
ENZIO BERMANI	**A**	**A**	08Nov2005	15 Nov2005	**H**	31Dec2007
MARIO MAGENES	**A**	**A**	08Nov2005	15 Nov2005	**H**	31Dec2007
MARCO BENVENUTO LOVATI	**A**	**A**	08Nov2005	15 Nov2005	**I**	31Dec2007
RENATO COLAVOLPE	**A**	**A**	29 Apr 2006	29 Apr 2006	**I**	31Dec2007

(•) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

NAME, ADDRESS AND RESIDENCE CARD OF PERSONS INDICATED ABOVE

FIRST NAME	**ENRICO**
LAST NAME	**BONDI**
PLACE OF BIRTH	**AREZZO**
DATE OF BIRTH	**05. 10. 1934**
TAXPAYER'S CODE	**BND NRC 34R05 A390O**
RESIDENCE	**MILANO VIA CONSERVATORIO 15**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**VITTORIO**
LAST NAME	**MINCATO**
PLACE OF BIRTH	**TORREBELVICINO (VI)**
DATE OF BIRTH	**14. 05. 1936**
TAXPAYER'S CODE	**MNC VTR 36E14 L248D**
RESIDENCE	**ROMA VIA ANDREA DEL CASTAGNO 142**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**RAFFAELE**
LAST NAME	**PICELLA**
PLACE OF BIRTH	**NAPOLI**
DATE OF BIRTH	**18. 08. 1934**
TAXPAYER'S CODE	**PCL RFL 34M18 F839R**
RESIDENCE	**ROMA VIA DELLA TRIBUNA DI TOR DE'SPECCHI 18**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

FIRST NAME	MARCO
LAST NAME	**DE BENEDETTI**
PLACE OF BIRTH	**TORINO**
DATE OF BIRTH	**09. 09. 1962**
TAXPAYER'S CODE	**DBN MCD 62P09 L219X**
RESIDENCE	**MILANO CORSO VENEZIA 22**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	PIERGIORGIO
LAST NAME	**ALBERTI**
PLACE OF BIRTH	**SANREMO**
DATE OF BIRTH	**28. 03. 1943**
TAXPAYER'S CODE	**LBR PGR 43C28 I138Y**
RESIDENCE	**GENOVA VIA MIRAMARE n. 2/13**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	ANDREA
LAST NAME	**GUERRA**
PLACE OF BIRTH	**MILANO**
DATE OF BIRTH	**26. 05. 1965**
TAXPAYER'S CODE	**GRR NDR 65E26 F205Q**
RESIDENCE	**MILANO VIA MARCO DE MARCHI 7**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	CARLO
LAST NAME	SECCHI
PLACE OF BIRTH	MANDELLO DEL LARIO (LC)
DATE OF BIRTH	04. 02. 1944
TAXPAYER'S CODE	SCC CRL 44B04 E879J
RESIDENCE	MANDELLO DEL LARIO (LC) VIA PARODI 23
DOMICILE FOR OFFICE	COLLECCHIO (PR) VIA ORESTE GRASSI 26

FIRST NAME	MASSIMO
LAST NAME	CONFORTINI
PLACE OF BIRTH	AVEZZANO (AO)
DATE OF BIRTH	16. 02. 1954
TAXPAYER'S CODE	CNF MSM 54B16 A515X
RESIDENCE	ROMA CORSO TRIESTE 27
DOMICILE FOR OFFICE	COLLECCHIO (PR) VIA ORESTE GRASSI 26

FIRST NAME	MARZIO
LAST NAME	SAA'
PLACE OF BIRTH	BIELLA
DATE OF BIRTH	24. 07. 1940
TAXPAYER'S CODE	SAA MRZ 40L24 A859X
RESIDENCE	MILANO VIA LEON BATTISTA ALBERTI 10
DOMICILE FOR OFFICE	COLLECCHIO (PR) VIA ORESTE GRASSI 26

FIRST NAME	**ERDER**
LAST NAME	**MINGOLI**
PLACE OF BIRTH	**ROMA**
DATE OF BIRTH	**27. 06. 1940**
TAXPAYER'S CODE	**MNG RDR 4OH27 H501W**
RESIDENCE	**ROMA VIA BITOSSI 36**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**FERDINANDO**
LAST NAME	**SUPERTI FURGA**
PLACE OF BIRTH	**MILANO**
DATE OF BIRTH	**20. 01. 1932**
TAXPAYER'S CODE	**SPR FDN 32A20 F205S**
RESIDENCE	**MILANO VIA SANTA SOFIA 27**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**ALESSANDRO**
LAST NAME	**DOLCETTI**
PLACE OF BIRTH	**CORTINA D'AMPEZZO (BL)**
DATE OF BIRTH	**18. 08. 1962**
TAXPAYER'S CODE	**DLC LSN 62M18 A266K**
RESIDENCE	**ROMA VIA NICOLA MARTELLI 1A**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

FIRST NAME	**ENZIO**
LAST NAME	**BERMANI**
PLACE OF BIRTH	**CASALBELTRAME (NO)**
DATE OF BIRTH	**17. 07. 1931**
TAXPAYER'S CODE	**BRM NZE 31L17 B864K**
RESIDENCE	**NOVARA VIA ALCAROTTI 3 CAP 28100**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**MARIO**
LAST NAME	**MAGENES**
PLACE OF BIRTH	**MILANO**
DATE OF BIRTH	**07. 04. 1945**
TAXPAYER'S CODE	**MGN MRA 45D07 F205V**
RESIDENCE	**SEGRATE (MI) VIA OTTAVA STRADA 10**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**MARCO BENVENUTO**
LAST NAME	**LOVATI**
PLACE OF BIRTH	**RHO (MI)**
DATE OF BIRTH	**01. 03. 1962**
TAXPAYER'S CODE	**LVT MCB 62C01 H264C**
RESIDENCE	**RHO (MI) VIA PREDA 2 CAP 20017**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

FIRST NAME	**RENATO**
LAST NAME	**COLAVOLPE**
PLACE OF BIRTH	**NAPOLI**
DATE OF BIRTH	**07.02.1953**
TAXPAYER'S CODE	**CLVRNT53B07F839H**
RESIDENCE	**MILANO VIA MODENA GUSTAVO 24 CAP 20129**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

(•) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

SUMMARY LIST: COMPOSITION OF ADMINISTRATIVE AND SUPERVISORY OFFICES
REFERENCE DATE: 29 APRIL 2006

NAME	OFFICE	EXPIRATION DATE
ENRICO BONDI	Managing Director	31 Dec 2007
VITTORIO MINCATO	Independent Director	31 Dec 2007
RAFFAELE PICELLA	Chairman of Board of Directors	31 Dec 2007
MARCO DE BENEDETTI	Independent Director	31 Dec 2007
PIERGIORGIO ALBERTI	Director	31 Dec 2007
ANDREA GUERRA	Independent Director	31 Dec 2007
CARLO SECCHI	Independent Director	31 Dec 2007
MASSIMO CONFORTINI	Independent Director	31 Dec 2007
MARZIO SAA'	Independent Director	31 Dec 2007
ERDER MINGOLI	Independent Director	31 Dec 2007
FERDINANDO SUPERTI FURGA	Independent Director	31 Dec 2007
ALESSANDRO DOLCETTI	Chairman of Board of Statutory Auditors	31 Dec 2007
ENZIO BERMANI	Statutory Auditor	31 Dec 2007
MARIO MAGENES	Statutory Auditor	31 Dec 2007
MARCO BENVENUTO LOVATI	Alternate Auditor	31 Dec 2007
RENATO COLAVOLPE	Alternate Auditor	31 Dec 2007

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*


parmalat

PRESS RELEASE

Shareholder Meeting of 29 April 2006
Parmalat Spa

- **The 2005 Annual Report Approved**

Parmalat Spa announces that its Ordinary Shareholders' Meeting was held today at the Paganini Auditorium in Parma; the meeting approved the Company's 2005 Annual Report and voted to bring forward the loss for the period.

The Extraordinary Shareholders' Meeting was not held due to the lack of a quorum.

Collecchio (Parma), 29 April 2006

Parmalat S.p.A.

Corporate Contact:
e-mail: affari.societari@parmalat.net


parmalat

PRESS RELEASE

PARMALAT: CLARIFICATION REGARDING DAMAGES ACTIONS

With reference to the article published in Il Sole 24 Ore on 18 April 2006 (entitled 'Parmalat and the Appeal Court issue') written by the lawyer who represented the interests of a number of banks at the Appeal Court, the Company makes the following clarification. The Appeal Court decision referred to in the above mentioned article related to the issue of abusive recourse to credit. The legal actions undertaken by Parmalat are instead based on the assertion that the activities of the banks in question resulted in the deepening of the fraud. Consequently the references to Parmalat contained in the article are incorrect.

Collecchio (Pr), April 20, 2006

Parmalat S.p.A.

Contact:
e-mail: affari.societari@parmalat.net